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September 17, 2008

VIA EDGAR AND OVERNIGHT MAIL

Mr. Damon Colbert, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3561
Washington, DC 20549

Re:    Aftersoft Group, Inc.
          Amendment No. 4 to Registration Statement on Form S-1/A
          Filed on August 8, 2008
          File No. 333-140758

Dear Mr. Colbert:

We are counsel to Aftersoft Group, Inc. (“Aftersoft,” the “Company” or “our client”). On behalf of our client, we respond as follows to the Staff’s comments dated August 18, 2008, relating to the above-captioned registration statement. Captions and section headings herein will correspond to those set forth in Amendment No. 5 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 4, and is enclosed herein. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Prospectus Summary

1.
We note your response to comment 2 in our letter dated July 25, 2008, and we partially reissue that comment. Please disclose the material terms of the sale of DSS. In the “Risk Factors” section you state that DSS was sold on October 30, 2007, yet on page 2 you do not refer to this date. On page 55 you state that DSS was sold on November 12, 2007. Please reconcile your disclosure. Also, please clarify the number of shares received in each transaction.

The Registration Statement has been revised to reconcile the disclosure and clarify that DSS had been a wholly owned subsidiary of EXP, and was sold on November 12, 2007 in connection with the Company’s sale of EXP on that date. Please see pages 2, 6 and 38 of the Registration Statement.

2.	We note the removal of the statement that “Aftersoft has no affiliations with any of ADNW’s other subsidiary businesses.” Please add back the disclosure or disclose any such affiliations.

The statement quoted above had been removed because ADNW has no other subsidiaries other than Aftersoft, and as such Aftersoft has no such affiliations. The Registration Statement has been revised to disclose that Aftersoft is ADNW’s only subsidiary. Please see pages 1 and 14 of the Registration Statement.

Risk Factors

3.
Please revise the risk factor discussing the delinquency of your parent in its reporting requirements to discuss the risk to the company and its shareholders. Please revise similar disclosure throughout the prospectus to also discuss the risk. Also, please clearly discuss the common management of ADNW and Aftersoft, throughout the prospectus. In particular we note Mr. Warwick is Chairman and CEO of both companies, as indicated in your supplemental response to comment four from our letter dated July 25, 2008. Lastly, please clarify whether any other officers and/or directors are affiliated with both companies.

The requested change has been made. Please see pages 1, 7, 14, 24, 54 of the Registration Statement.

4.
We note your response to comment four in our letter dated July 25, 2008, and we partially reissue that comment. Please tell us whether the control person(s) of ADNW will be the control person(s) of Aftersoft after the spin-off.

We have been advised that the control persons of ADNW will not be the control persons of Aftersoft after the spin-off. The only control person in common between the two companies is Ian Warwick, who, as previously explained supplementally, will resign from ADNW after the spin-off is completed.

Majority Stockholder Distributing Securities and Additional Selling Shareholder Distributing Securities

5.
We reissue comment five from our letter dated July 25, 2008. You continue to refer to the “dealer-related businesses.” It continues to be unclear what part of ADNW’s business this refers to, as the disclosure regarding ADNW’s business continues to focus upon the Orbit business. Please revise to clarify.

The requested change has been made. Please see pages 13-14 of the Registration Statement.

Summary Compensation Table for Fiscal Year 2008 and 2007

6.
Revise footnote three to disclose all assumptions made in the valuation of the stock award by reference to a discussion of those assumptions in the company’s financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis. We direct your attention to the Instruction to Item 402(n)(2)(v) and (vi) of Regulation S-K. Also revise footnote one to the directior compensation table.

Footnote three of the Summary Compensation Table and the Director Compensation Table has been revised to disclose all assumptions made in the valuation of the stock awards granted to the Company’s officers and directors. In this regard, please note that although the instruction to Item 402(n)(2)(v) and (vi) requires a reference to the financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis (“MD&A”), such cross-reference could not be made at this time, because the financial statements and notes thereto and the MD&A contained in the Registration Statement pertain only to the fiscal year ended June 30, 2007 and the nine months ended March 31, 2008, during which time no stock awards were granted, and accordingly, do not include a discussion with respect to valuation of stock awards. The stock awards reflected the Summary Compensation Table and the Director Compensation Table were granted during the fiscal year ended June 30, 2008, and a discussion of the assumptions made in the valuation of such awards will be included in the Company’s financial statements, notes thereto and MD&A for the fiscal year ended June 30, 2008. The Company intends to include the appropriate cross-references to the discussion in the financial statements, notes thereto and MD&A required under current regulations in all future filings which include this compensation information.

Exchange Act Filings

7.	We reissue comment 23 from our letter dated July 25, 2008. Please revise your Exchange Act filings in accordance with the comments on the financial statements and related disclosures, as applicable.

Pursuant to a conference call had with Mr. Colbert on September 9, 2008, the Company undertakes to file an amendment to its Form 10-KSB for the fiscal year ended June 30, 2007 in order to incorporate the staff’s comments on its financial statements and related disclosures, as applicable. The Company anticipates filing such amendment during the week of September 22, 2008.

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We trust that the foregoing is responsive to the staff’s comments. Please do not hesitate to call me at (212) 752-9700 if you have any questions.

Very truly yours,

/s/ David E. Danovitch, Esq.
David E. Danovitch, Esq.

cc: Aftersoft Group, Inc.